December 20, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Gabor

    Re:     The Scotts Miracle-Gro Company
        Registration Statement on Form S-4 (File No. 333-261596)

Ladies and Gentlemen:

The Scotts Miracle-Gro Company, on behalf of itself and the co-registrants listed in the above-referenced Registration Statement (collectively, the “Registrants”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Wednesday, December 22, 2021, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please advise Adam L. Miller of Vorys, Sater, Seymour and Pease LLP, our outside counsel, of the effectiveness of the Registration Statement by telephone at (614) 464-6250 or by facsimile at (614) 719-5186.

Very truly yours,
/s/ IVAN C. SMITH
Ivan C. Smith Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer